Writer's Direct Line: 213-617-5411 jslaby@sheppardmullin.com
April 22, 2005
Our File Number: 04L2-084776

VIA EDGAR TRANSMISSION AND FIRST CLASS MAIL

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
Facsimile: 202-942-2903
Attention: Celeste M. Murphy, Esq.

  Re:
  Innovative Micro Technology, Inc.

Ladies and Gentlemen:

        On behalf of Innovative Micro Technology, Inc. (the "Company") this letter responds to your letter of April 7, 2005. For ease of reference, the comments in your letter have been reproduced below in boldface, italic type and the responses have been set forth immediately below in standard type.

        With this letter we are filing an amended Schedule TO-I (the "Amended Tender Offer Statement"), including an amended Offer to Exchange filed as Exhibit (a)(1)(i) thereto (the "Amended Offer") each of which has been amended in accordance with the responses in this letter.

        1.     We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. However, Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to option holders, even when you incorporate by reference. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise to include at least the summary financial information required by Item 1010(c) and advise the staff as to how the Company intends to disseminate the information.

        We refer you to the summary financial tables on page 20 of the Amended Offer and the reference thereto under Item 10 of the Amended Tender Offer Statement.

        We also supplementally advise you that the financial statements incorporated by reference in Item 10 of the Tender Offer Statement originally filed on March 28, 2005 (the "Original Tender Offer Statement") were disseminated to offerees along with the original Offer to Exchange.

What is the current fair market value of the IMT common stock? Page 5.

2.
Any information on how the board of directors will set the market value of the company's common stock, and thus the exercise price of the options to be issued in this offer, is critical to a security holder's decision whether to tender, given that the company's common stock does not trade on an exchange. We note the disclosure here and later in the offering materials about the possibility of using "the price per share negotiated with an independent third party in a recent sale of the common stock." Clarify whether there has been such a recent sale or if one is contemplated. It is not clear from the existing disclosure whether you are referring to an actual or contemplated sale, or merely describing a valuation methodology generally.

        Please see the revised language on page 5 and 6 of the Amended Offer.

What happens if IMT is acquired between the time I tender and the time I receive my new options? Page 6.

3.
Please clarify here, if true, that the option holders who tender during this time would receive no consideration for tendered options. We note your discussion regarding those tendering holders who cease employment between the tender of options and receipt of new options on Page 14.

        Please see the revised language on page 6 of the Amended Offer.

The Offer

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects, Page 12.

4.
While you may as a bidder reserve the right to waive any of the listed offer conditions, you may not waive a condition of the offer as to only one or some option holders. The global exemptive order for option exchange offers issued by the SEC is not intended to permit you to make the offer on different terms to different holders of the same security. Delete the language to the contrary in the first paragraph of this section at the bottom of Page 12.

Please see the revised language on page 12 of the Amended Offer.

Withdrawal of Tenders, Page 13.

5.
Here and in the corresponding summary section, disclose that tendering option holders also have withdrawal rights after the expiration of forty business days from the date this exchange offer commenced, if the tendered notes have not yet been accepted for payment, see Rule 13e-4(f)(2)(ii).

        Please see the revised disclosure on pages 1 and 13 of the Amended Offer.

The Acceptance of Options for Exchange and Issuance of New Options, Page 13.

6.
We note your discussion of the results of a possible business combination with another company. Your discussion of this matter should be balanced. Because you describe possible scenarios in case of acquisition, dissolution, or merger with another company in a transaction in which IMT is not the surviving entity, and tendering holders would not receive new options, you should also include possible scenarios for those holding options untendered. For example, what happens to these options? Presumably, a likely scenario would include current IMT option holders receiving options to purchase shares of a different issuer following a change of control.

        Please see the additional discussion on page 14 of the Amended Offer.

Conditions of the Offer, Page 14

7.
In the first paragraph you state that you may terminate this offer if one of the listed events occurs and you determine in your reasonable judgment that the occurrence of the event makes it inadvisable to proceed with the offer. You have the right to decide whether to terminate or proceed with your offer if a listed offer condition is "triggered." However, if you go forward with the offer despite the occurrence of one of the listed events, you must waive the applicable condition. Waiver of an offer condition may require extension of the offer and dissemination of additional offer materials. You may not use the language in the first paragraph of this section to tacitly waive an offer condition by failing to assert it. Please confirm your understanding in a supplemental response.

        The Company supplementally advises you that it will not waive a stated condition to the offer unless it waives the condition as to all offerees, and that if material it will disseminate notice of the waiver to all offerees. To date, the Company has not waived any stated condition of the offer with respect to any offeree.

8.
The last offer condition in paragraph (e) is extremely broad and vaguely drafted. It allows you to terminate the offer if any change occurs that is or may be material to you or your subsidiaries. While we have permitted offer conditions premised on the existence of a material adverse change, which is somewhat of a term of art, your condition as currently written goes well beyond such a limit. Please revise to more precisely define the scope this paragraph. Consider summarizing what you deem to be the "material benefits" you expect to realize from this offer.

        Please see the revised language on page 15.

9.
We refer to the second sentence of the last paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. The phrase "regardless of the circumstances giving rise to them" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise.

        We have deleted the phrase "regardless of the circumstances giving rise to them." Please see the revised language on page 16.

Forward-Looking Statements, Page 24.

10.
The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the defined term "forward-looking statements" within the meaning of the Securities Act and the Exchange Act is inappropriate. Please delete the reference.

        We have deleted the statutory reference. Please see the revised disclosure on page 26.

11.
We reference your statement that you undertake no obligation to update the forward-looking statements contained in or incorporated by reference in your offer document. This statement seems inconsistent with your obligation to revise the offer materials to reflect any material changes in the information disseminated to option holders. See Rule 13e-4(e)(3). Please revise or delete.

        We have revised our statement to clarify that during the pendency of the offer we will revise the offer materials to reflect any material changes in the information we have disseminated to offerees. Please see the revised disclosure on page 27.

        Please contact me at 213-617-5411 with any questions or comments.

Very truly yours,
/s/ JAMES J. SLABY James J. Slaby
for SHEPPARD MULLIN RICHTER & HAMPTON LLP

Attachments

cc:
John S. Foster
Peter T. Altavilla
Charles S. Kaufman, Esq.